SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT

GAFISA S.A.
Publicly Held Company
NIRE 35,300,147,952
CNPJ/MF 01,545,826,0001-07

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”), in compliance with the disposal on Paragraph 4 of Article 157 of Law No. 6,404/76 and CVM Instruction No. 358/2002, publicly informs that:

1. On October 2, 2006, Gafisa executed an Investment Agreement and Other

Matters (“Investment Agreement”), pursuant to which certain rules and conditions related to its integration on Alphaville Urbanismo S.A. (“AUSA”) capital were established, which was the object of a Material Fact published on October 4, 2006, in which it was established the increase of Gafisa’s participation in AUSA’s capital in more than 20%, to be verified in January of the present year.

2. Following the preparation of the economical and financial valuations, as set forth in the Investment Agreement, the amount of the equity installment corresponding to the above mentioned 20% of AUSA’s capital was fixed at R$126,489,500.00.

3. Following the criteria that was established by the parties in the Investment

Agreement to determine the exchange ratio, 9,797,792 shares representative of Gafisa’s capital shall be issued and attributed to Alphaville Participações S.A.

4. In addition, Gafisa informs that, as of this date, the structure to be used for the implementation of the Second Step is not yet defined, with the issuance of referred shares, which depends on corporate approval, what shall occur after the conclusion of the public offer which is currently under examination by Comissão de Valores Mobiliários. Gafisa shall maintain its shareholders and the public in general informed with respect to the matters described in this Material Fact.

São Paulo, March 8, 2010

Gafisa S.A.
CFO and Investor Relations Officer
Alceu Duilio Calciolari

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer